Exhibit 99.1

[LOGO] ZARLINK                                                      NEWS RELEASE
       SEMICONDUCTOR

Proxy Advisory Firm RiskMetrics/ISS Recommends that Zarlink Shareholders Reject the Dissident Nominees

o Zarlink Urges Shareholders to Support Company's Board of Directors and VOTE the YELLOW Proxy Card Today

OTTAWA, CANADA, July 15, 2008 - Zarlink Semiconductor (NYSE/TSX: ZL) today issued the following statement in response to a report by RiskMetrics Group/ISS Governance Services ("RiskMetrics") regarding the election of directors at the Company's 2008 Annual and Special Meeting of Shareholders on July 23, 2008 ("the Meeting"). As previously issued, independent proxy advisory firms Glass, Lewis and Co. and PROXY Governance, Inc. have recommended that shareholders of Zarlink vote FOR the reelection of Zarlink's slate of nominees for the Board of Directors.

We are pleased that RiskMetrics urges shareholders of Zarlink to vote FOR Management's YELLOW proxy and reject the proxy sent by Scott Leckie, Daniel Owen and David Banks ("the Leckie Group" or "the dissidents"). The press release issued by the dissidents today failed to note that their slate of five nominees was rejected by RiskMetrics. RiskMetrics is the third and latest advisory firm to recommend to its clients the rejection of the dissident slate.

The RiskMetrics report summarizes the views of Zarlink management and the dissidents, and concludes that shareholders should not vote for the dissident nominees for the following reasons*:

o "For shareholders, waiting to see if this momentum can be sustained is a better choice than replacing the board and management to freeze the company for 100 days in order to renew the company strategy."

o "There are signs in the most recent two quarters indicating that a turnaround of ZL is happening. What it needs now is to let the current strategy run for a couple of more quarters to rebuild credibility and regain shareholder confidence as Mandy did three years ago."

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o     "Dissidents have [been] unable to dismiss the latest improvement of ZL's financial performance and the strong stock rebound in a generally bearish market. The simple fact is that, after being hit badly in Q3/FY08, ZL shares have significantly outperformed its peer group (by approximately 50%)."

o "Therefore, it is extremely difficult to justify any significant change at this moment, especially a proxy contest without a thorough understanding of the company, which might bring a disruptive effect when the company is at a turning point."

o "We also note that Chairman of ZL did not receive any per diem amount for attendance to company business, at his request, for the second half of FY08 ended March 28, 2008...The per diem portion of the Chairman's compensation has been suspended indefinitely at the Chairman's request until the company returns to an acceptable level of profitability."

o "We have further reviewed the corporate governance practice of ZL. The company generally has a sound record of adopting best practices."

RiskMetrics concluded: "As the company is implementing a strategy that works seemingly well at this moment, and the strategy contains the key elements of the plan proposed by the dissidents, a wholesale change is NOT NEEDED..." The Company and its Board are appreciative that RiskMetrics has chosen to recommend the rejection of the dissident nominees.

In its report, RiskMetrics recommended that shareholders of Zarlink should vote to elect Company board nominees Oleg Khaykin, Hubert T. Lacroix, J. Spencer Lanthier, Kirk Mandy and Henry Simon, noting that a change at this time might bring a disruptive effect when the Company is at a turning point. RiskMetrics also recommended that shareholders withhold their vote from the current members of the Company's compensation committee, being Adam Chowaniec, Jules Meunier and Dennis Roberson. The Company disagrees strongly with the need for such recommendation and urges shareholders to support these individuals. The Company and the Board acknowledge the concerns expressed by RiskMetrics in making this recommendation and will take into

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account its recommendations with respect to reviewing and determining executive compensation but does not believe the appropriate response is to withhold voting for these individuals at the Meeting.

* Permission to quote from RiskMetrics was neither sought nor obtained.

Important shareholder voting instructions

      The Zarlink proxy to vote is YELLOW. Your vote is important, regardless of how many shares you own. Voting is a very quick and easy process. To be effective completed YELLOW proxies must be received by 10:30 a.m. on July 21, 2008. Due to the limited time available we recommend voting by Internet, telephone or facsimile today or at least 24 hours in advance of the proxy cut-off. If you have already voted using the dissident proxy you have every right to change your vote as it is the later dated proxy that will be counted.

      We urge you to carefully consider the ramifications of your vote and to submit your YELLOW proxy today FOR the election of the slate of director nominees set out in the Zarlink Management Proxy Circular. Please discard any proxy or related materials you may receive from the Dissidents and vote using only the YELLOW form of proxy. For ease of voting, Zarlink shareholders are encouraged to vote using the Internet and entering their YELLOW control number. Please visit www.zarlink.com for additional information.

      Shareholders with questions or needing assistance in voting their YELLOW proxy are encouraged to call Zarlink's proxy solicitation agent, Georgeson (North American toll-free, 1-866-717-8088).

About Zarlink Semiconductor

      For over 30 years, Zarlink Semiconductor has delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. The Company's success is built on its technology strengths including voice and data networks, optoelectronics and ultra low-power communications. For more information, visit www.zarlink.com.

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Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Regulatory Authorities, should visit the Company's web site at www.zarlink.com or contact Investor Relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: our dependence on the successful development and market introduction of new products; our dependence on revenue generation from our legacy products in order to fund development of our new products; our ability to successfully integrate Legerity and any businesses acquired in the future; any potential undisclosed liabilities associated with the Legerity acquisition; our ability to operate profitably and generate positive cash flows in the future; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

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For further information:

Ed Goffin
613 270-7112
edward.goffin@zarlink.com